

Mail Stop 4631

March 25, 2010

Cynthia L. Lucchese
Senior Vice President and Chief Financial Officer
Hillenbrand, Inc.
One Batesville Boulevard
Batesville, Indiana 47006

> **Re:** **Hillenbrand, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2009**
> **File No. 1-33794**

Dear Ms. Lucchese:

We have reviewed your responses and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED SEPTEMBER 30, 2099

Note 14. Fair Value Measurements, page 75

1.   We note your responses to our prior comments four through ten. In addition to your future proposed disclosures relating to the expected payment dates and your expectations regarding the deferral and extension provisions, please disclose the specific factors you considered in determining that the Note is fully recoverable in light of the significant disparity between your estimated fair value and the carrying value of the Note.

2.   Please disclose in future filings the changes to the A.M. Best rating of
        Forethought's subsidiary insurance operations and the related impact on your
        impairment assessment.

3.   Please disclose in future filings the estimated impact of the recent offering by
        Forethought on your fair value estimate and probability of collection.

FORM 8-K FILED JANUARY 11, 2010

4.   We note your response to prior comment 13. Please disclose in your future
        periodic filings the specific core competencies of the K-Tron merger you expect
        will add to the enterprise value of the Company.

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or the
undersigned at (202) 551-3689 if you have questions regarding the financial statement
and related comments. Please contact Errol Sanderson, Financial Analyst, at (202) 551-
3746 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

                                                Sincerely,

                                                John Hartz
                                                Senior Assistant Chief
                                                Accountant